PMU News Release #08-12 Symbol PMU: TSX and NYX

October 29, 2008

Pacific Rim Mining Divests Denton-Rawhide; Bolsters Balance Sheet

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) has accepted an offer from its Denton-Rawhide joint venture partner Kennecott Rawhide Mining Company to purchase the assets the Company holds through its 49% interest in the joint venture. Total compensation for these assets includes US $3.1 million plus the free cash flow from 49% of all gold and silver production from the Denton-Rawhide operation through to December 31, 2008.

The Company’s decision to monetize its interest in Denton-Rawhide now is based on a number of pertinent factors including:
1) its revised outlook for the viability, timing and value of the Denton-Rawhide landfill agreement;
2) its forecast for continued future decreases in gold and silver production from the operation; and
3) its focus on protecting its primary asset, the El Dorado gold deposit, by bolstering its balance sheet in a non-dilutive manner.

“The sale of our Denton-Rawhide interest strengthens our ability to protect our cornerstone El Dorado gold project through the current global economic crisis,” says Tom Shrake, President and CEO. “El Dorado has significant potential value, which will be specified in the feasibility study scheduled for completion in late 2008. Our prime directive at present is to preserve our shareholders’ interest in this project and resolve its permitting issue, which may include our pursuit of legal recourse under El Salvadoran law and/or CAFTA, so that its true value can be recognized by the market.”

Further to the Company’s news release of October 3, 2008 (NR #08-11), the Rawhide JV has extended the closing date of the Denton-Rawhide Purchase and Sale Agreement with Nevada Resource and Recovery Group (“NRRG”) by one year to October 29, 2009 at the request of NRRG. Pacific Rim has significant concerns about the economics of the landfill business proposition and its potential viability, as according to NRRG, “much has changed in the waste area over the course of the past few years, including existing and emerging technologies for waste disposal and incineration, attitudes and mandates for aggressive community recycling measures, and of course, unprecedented economic pressures”. The Company believes the value of this proposition has been greatly diminished and that it is realizing fair value for this asset given the risks still involved in financing and starting the landfill business at Denton-Rawhide.

Gold production at Denton-Rawhide has been on a steady decline since 2003 when active mining ceased and residual leaching commenced. The Company’s share of total mine operating income was US $1.6 million dollars in the fiscal year ended April 30, 2008, having decreased from US $2.8 million and US $3.5 million in each of its respective previous fiscal years. Despite recent short term improvements in gold production, which the Company will be able to participate in through the remainder of 2008, this downward trend in metal production, exacerbated by recent declines in the gold price, is predicted to continue as would the future mine operating income the Company would have expected to realize.

The sale of its interest in Denton-Rawhide is a non-dilutive method of bolstering the Company’s available cash balances and in combination with recent cuts to its exploration programs, staffing levels, executive compensation and overheads, is expected to provide Pacific Rim with approximately 16 months of working capital before additional financing would be required.

About the Company
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in Central America. Pacific Rim’s primary asset and focus of its growth strategy is the 1.4 million ounce (M&I resource)*, high grade, vein-hosted El Dorado gold project in El Salvador. The Company is also generating and exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com become a low cost, intermediate level gold producer. The Company’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the NYSE Alternext US (“NYX”).*full details available at www.pacrim-mining.com.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

Forward Looking Information
Information set forth in this document concerning the Company’s plans for its properties, operations and other matters may involve forward-looking statements. By their nature, forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management, and are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: the Company’s future working capital requirements; the Company’s ability to raise additional financing in the future; the timing and outcome of receipt of the required El Dorado mining permits; and other risks and uncertainties related to the Company’s prospects, properties and business strategy factors detailed in the Company’s Canadian and U.S. regulatory filings.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors should review the Company’s disclosure of Risks and Uncertainties in its Annual and Quarterly reports as filed on SEDAR in Canada and EDGAR in the U.S., and are cautioned against attributing undue certainty to forward-looking statements.

The TSX and the NYX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com